PRESS RELEASE

ASANKO GOLD ANNOUNCES Q4 AND FULL YEAR 2017 PRODUCTION RESULTS

Q4 and FY 2017 Highlights:

  FY 2017 gold production of 205,047 ounces and Q4 production of 51,550 ounces, in line with 2017 revised production guidance of 205 - 225,000 ounces

  US$62.6 million in gold revenue at an average realized price of US$1,264 per ounce for Q4

  Record quarterly milling performance by the processing facility, with annualized rate of 5Mtpa achieved for the month of December

  Industry-leading safety record continued to be maintained with a rolling 12 month LTIFR of 0.17

  Stable balance sheet with unaudited cash and immediately convertible working capital balances of approximately US$55.5 million (December 31, 2017)

Vancouver, British Columbia, January 18, 2018 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) announces production results for the fourth quarter ("Q4") and full year ("FY") of 2017 from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa.

Commenting on the quarter Peter Breese, President and CEO, said "The Asanko Gold Mine delivered another solid quarterly performance, producing 51,550 ounces and achieving 2017 revised guidance with full year production of 205,047 ounces.

Highlights for the quarter include the opening up and commencement of ore mining operations at our second satellite deposit, Dynamite Hill, record milling rates by the processing plant, which achieved the design throughput rate of 5Mtpa on an annualized basis for December inspite of lower oxide tonnes being fed to the mill than designed for, and high metallurgical recovery, which continues to be above design at 94% at these elevated mill throughput rates.

Discussions with Red Kite are progressing on the refinancing of our existing debt facility and we expect to update the market during Q1 2018 on the outcomes of these discussions, along with the publication of the Project 5 Million Optimized Plan."

Health and Safety

There were no lost time injuries ("LTI") reported during the quarter and the 12-month rolling lost time injury frequency rate ("LTIFR") per million man hours worked is 0.17.

Production

During the quarter, the AGM sourced ore from multiple pits, Nkran, Akwasiso, Dynamite Hill and Nkran Extension as well as on surface stockpiles. Due to the ongoing Cut 2 push back at Nkran, focusing on waste removal in line with the life of mine plan, and the establishment of the Dynamite Hill pit, the strip ratio increased significantly, whilst ore tonnes and the average grade mined were lower compared to the previous quarter. At Dynamite Hill, the second satellite deposit to be bought into production, ore mining operations commenced in Q4 2017 as per the plan, with the ramp up to full mining rates of approximately 70,000 tonnes per month expected in Q1 2018.

The processing plant achieved record milling rates of 1,087 million tonnes for the quarter including an annualized milling rate of 5 million tonnes per annum ("Mtpa") for the month of December. Although milling rates were elevated, metallurgical recovery continued to exceed design levels at 94%, with higher than design gravity recovery performance. This exceptional processing plant performance highlights the capability of the circuit to run at higher throughput levels despite lower than planned softer oxide ores being available to mill.

AGM Key Production Statistics	Units	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Total Tonnes Mined	000 t	6,637	7,506	8,519	11,494	34,156
Waste Tonnes Mined	000 t	5,620	6,458	7,339	10,692	30,108
Ore Tonnes Mined	000 t	1,017	1,048	1,180	802	4,048
Strip Ratio	W:O	5.5:1	6.2:1	6.2:1	13.3:1	7.4:1
Average Gold Grade Mined	g/t	1.8	1.5	1.8	1.5	1.7
Ore Treated	000 t	908	887	862	1,087	3,744
Gold Feed Grade	g/t	2.0	1.7	1.9	1.5	1.8
Gold Recovery	%	95	94	94	94	94
Gold Produced	oz	58,187	46,017	49,293	51,550	205,047

Sales and Liquidity

Gold production for the quarter was 51,550 ounces with gold sales of 49,561 ounces at an average realized price of US$1,264 per ounce, generating gold sales revenue of US$62.6 million. At December 31, 2017 the Company's balance sheet had approximately US$49.3 million in unaudited cash, US$2.1 million in gold receivables and US$4.1 million in dore (with a market value of US$5.9 million).

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).